SECURITIE ION

08028609

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response....	12.00

SEC FILE NUMBER
8- 50789

AB* 3/7

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

CRT Trading, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2100 Enterprise Avenue
(No. and Street)

Geneva	IL	60134
(City)	(State)	(Zip Code)

PROCESSED
MAR 24 2008
THOMSON FINANCIAL

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Somara C. Zwick 630-406-6411
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

SEC Mail Processing Section
FEB 29 2008
Washington, DC
111

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name - if individual, state last, first, middle name)

One South Wacker Dr., Suite 800	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Somara C. Zwick, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CRT Trading, LLC, as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

Chief Financial Officer
Title

Nancy J. Simenson
Notary Public
25 day of February 2008

OFFICIAL SEAL
NANCY J. SIMENSON
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 3-26-2009

This report ** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

McGladrey & Pullen

Certified Public Accountants

CRT Trading, LLC

Statement of Financial Condition

December 31, 2007

Contents

McGladrey & Pullen

Certified Public Accountants

Independent Auditor's Report

To the Member
CRT Trading, LLC
Geneva, Illinois

We have audited the accompanying statement of financial condition of CRT Trading, LLC (the "Company") as of December 31, 2007 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of CRT Trading, LLC as of December 31, 2007 in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

Chicago, Illinois
February 26, 2008

CRT Trading, LLC

Statement of Financial Condition
December 31, 2007

Assets

Cash	$	9,580
Receivables from clearing brokers		5,591,937
Securities owned		3,822,702
Furniture, equipment, and leasehold improvements at cost, less accumulated depreciation of $1,312,745		288,235
Other assets		28,410
Total assets	$	9,740,864

Liabilities and Member's Equity

Liabilities		
Securities sold, not yet purchased	$	1,982,514
Accrued employee compensation and benefits		451,739
Accounts payable and accrued expenses		105,329
Total liabilities		2,539,582
Member's equity		7,201,282
Total liabilities and member's equity	$	9,740,864

Note 1 Organization and Nature of Business

CRT Trading, LLC (the "Company") is a securities broker-dealer registered with the Securities and Exchange Commission (the "SEC"). The Company engages in the business of conducting proprietary trading activities and providing execution services to an unrelated broker-dealer using a proprietary algorithmic execution system ("ALGO") owned by CRT Capital, LLC, a company affiliated by common ownership. The Company is a limited liability company registered in the State of Delaware. The Company is wholly owned by CRT Holdings, LLC (the "Member"), which is controlled by Joseph J. Ritchie.

The Company has entered into agreements with unrelated broker-dealers to process and clear all of the Company's securities and derivative transactions. Substantially all of the Company's securities and substantially all of its capital are held by such broker-dealers to facilitate the Company's trading activities.

The Company was restructured as a limited liability company on December 18, 2006 in the State of Delaware. Formerly, the Company was operated as Ritchie Capital Investments, Ltd. which was organized as a Cayman Island Company in December 1997. The operating agreement provides that the Company will continue until dissolved by the Member.

Note 2 Summary of Significant Accounting Policies

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from those estimates.

Receivables from Clearing Brokers—Receivables from clearing brokers include net receivables and payables for unsettled trades, unrealized gains and losses on open futures contracts, cash and margin balances held at the clearing brokers, and amounts earned from ALGO activities. The Company's clearing brokers charge the Company interest based upon the federal funds rate computed on a daily basis for any margin borrowings. Additionally, the Company earns interest from its clearing brokers based upon the federal funds rate computed on a daily basis on the fair value of securities sold, not yet purchased, plus any other credit balances.

Securities Owned and Securities Sold, Not Yet Purchased—Securities transactions and the related revenue and expenses are recorded on a trade-date basis. Securities owned and securities sold, not yet purchased, are stated at market value with related changes in unrealized appreciation or depreciation reflected in trading gains. Market value is generally based on published market prices.

Futures contracts are recorded on the trade date. Fair value is based upon the closing exchange settlement prices as of the date of valuation.

Furniture, Equipment, and Leasehold Improvements—Fixed assets include computer equipment, furniture and fixtures, and leasehold improvements, and are carried at cost, less accumulated depreciation and amortization. Computer equipment, furniture and fixtures are depreciated using the straight-line method over the estimated useful lives of the assets, and leasehold improvements are amortized over the shorter of the estimated useful life or the life of the lease. Computer equipment is depreciated over an estimated useful life of five years, and furniture and fixtures over seven years. Leasehold improvements are amortized over an estimated useful life of five years.

Interest and Dividends—Dividend income and expense are recognized on the ex-dividend date. Interest income and expense are recognized on an accrual basis.

Commission Revenue and Execution Fees—Commissions and execution fees from the ALGO activities are recorded as earned and on trade date.

Income Taxes—The Company is a single-member LLC and not separately liable for income taxes. The Member is responsible for the taxation of income or loss of the Company and, therefore, no provision for taxes is made in the accompanying financial statements.

Note 2 Summary of Significant Accounting Policies, *Continued*

Fair Value of Financial Instruments—Substantially all of the Company's assets and liabilities are considered financial instruments, and are either reflected at fair values, or are short-term or replaceable on demand. Therefore, their carrying amounts approximate their fair values.

New Accounting Pronouncements—In June 2006, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 48 ("FIN 48"), *Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement 109.* FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB Statement No. 109, *Accounting for Income Taxes.* FIN 48 prescribes a comprehensive model for recognizing, measuring, presenting, and disclosing in the financial statements tax positions taken or expected to be taken on a tax return. If there are changes in net assets as a result of application of FIN 48 these will be accounted for as an adjustment to the opening balance of member's equity. Additional disclosures about the amount of such liabilities will be required also. In February 2008, the FASB delayed the effective date of FIN 48 for certain nonpublic enterprises to annual financial statements for fiscal years beginning after December 15, 2007. FIN 48 is effective for the Company with its annual reporting for the year ending December 31, 2008. Management is currently assessing the impact of FIN 48, if any, on its financial position and results of operations and its potential effect on the financial statements.

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements* ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurement. SFAS 157 also emphasizes that fair value is a market-based measurement, not an entity-specific measurement, and sets out a fair value hierarchy with the highest priority being prices quoted in active markets. Under SFAS 157, fair value measurements are disclosed by level within that hierarchy. This statement is effective for fiscal years beginning after November 15, 2007. SFAS is effective for the Company in its year ending December 31, 2008. The adoption of SFAS 157 is not expected to have a material impact on the Company's financial position, results of operation or cash flows.

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities* ("SFAS 159"). SFAS 159 permits companies to elect to follow fair value accounting for certain financial assets and liabilities in an effort to mitigate volatility in earnings without having to apply complex hedge accounting provisions. The standard also establishes presentation and disclosure requirements designed to facilitate comparison between entities that choose different measurement attributes for similar types of assets and liabilities. SFAS 159 is effective for fiscal years beginning after November 15, 2007. SFAS 159 is effective for the Company in its year ended December 31, 2008. The Company is currently evaluating the impact of the adoption of SFAS 159, if any, on its financial position, results of operations and cash flows.

Note 3 Securities Owned and Securities Sold, Not Yet Purchased

At December 31, 2007, securities owned and securities sold, not yet purchased, by the Company were comprised as follows:

	Owned	Sold, Not Yet Purchased
Equities	$ 3,822,702	$ 1,982,514

Securities owned are generally pledged to the clearing brokers on terms that permit those parties to sell or repledge the securities to others, subject to certain limitations.

Securities sold, not yet purchased, represent obligations of the Company to deliver the specified securities at the contracted price and, thereby, create a liability to purchase the securities in the market at prevailing prices. Accordingly, these transactions result in off-balance-sheet risk, as the Company's ultimate obligation to satisfy the sale of securities sold, not yet purchased, may exceed the amount reflected in the statement of financial condition.

Note 4 Fixed Assets

At December 31, 2007, fixed assets consist of computer equipment with a net book value of $278,686, furniture and fixtures with a net book value of $8,958, and leasehold improvements with a net book value of $591.

Note 5 Related-Party Transactions

Fox River Financial Resources, Inc. ("Fox River"), a subchapter S corporation wholly owned by Joseph J. Ritchie, provides certain management services, such as payroll processing, accounting, and other administrative services, which were fully paid as of December 31, 2007. Also, the Company incurred and paid rent expense to Fox River during the year ended December 31, 2007.

Note 6 Commitments and Contingencies

Certain trading accounts of the Company were pledged as security interest for a line of credit in the name of the Member. At December 31, 2007, there was no outstanding balance on the line of credit.

In the normal course of the business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown and the risk of loss is remote, as it would require future claims that may be made against the Company that have not occurred.

Note 7 Financial Instruments with Off-Balance-Sheet and Market Risk

Derivative financial instruments traded by the Company include futures and options contracts, whose values are based upon an underlying asset, index, or reference rate, and generally represent future commitments to purchase or sell other financial instruments at specified future dates. As of December 31, 2007, there were no outstanding futures or option contracts.

Derivatives are subject to various risks similar to those related to the underlying financial instruments, including market and credit risk. The Company uses derivative financial instruments in the normal course of its business to take proprietary trading positions and to manage exposure to loss due to interest rate, exchange rate, and equity market risk. The risks of derivatives should not be viewed in isolation, but rather should be considered on an aggregate basis along with the Company's other trading activities. The Company manages the risks associated with derivatives along with its proprietary trading activities in cash instruments within the Company's overall risk management framework.

Market risk is the potential for changes in the value of derivative financial instruments due to market changes, including interest and foreign exchange rate movements, and fluctuations in security prices. Market risk is directly impacted by the volatility and liquidity in the markets in which the related underlying assets are traded. The Company manages its exposure to market risk related to trading instruments on an aggregate basis combining the effects of cash instruments and derivative contracts.

Futures contracts are commitments to either purchase or sell a financial instrument or commodity at a future date for a specified price. All of these contracts may be settled in cash or through delivery of the underlying instrument. Margin deposits are generally required to enter into futures contracts and are generally small in value relative to the gross value of the underlying futures contracts. Consequently, small price changes in the underlying financial instruments may result in comparably large trading gains or losses to the Company. Futures contracts can be closed out at the discretion of the Company. However, illiquidity in the market could prevent the timely close-out of any unfavorable positions or require the Company to hold those positions until the contract expiration, regardless of the changes in their value or the Company's investment strategy.

Note 7 Financial Instruments with Off-Balance-Sheet Risk, *Continued*

The Company clears all of its trades through two clearing brokers. In the event these counterparties do not fulfill their obligations, the Company may be exposed to risk. This risk of default depends on the creditworthiness of the counterparties to these transactions. The Company attempts to minimize this credit risk by monitoring the creditworthiness of the clearing brokers.

The Company is required to maintain a balance of $1,000,000 with both of its clearing brokers.

The Company maintains deposits at a bank in excess of federally insured limits. The Company does not anticipate nonperformance by the bank and has a policy of monitoring, as considered necessary, the creditworthiness of the bank.

Note 8 Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (rule 15c3-l), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2007, the Company had net capital and net capital requirements of $6,160,066 and $100,000, respectively. The Company's ratio of aggregate indebtedness to capital was .09 to 1.

END